Jaime L. Chase +1 202 728 7096 jchase@cooley.com	Via EDGAR

September 12, 2022

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt Kathleen Collins Stephanie Sullivan

Re:	Endava plc.

Amendment to Annual Report on Form 20-F (File No. 001-38607)

Filed on September 28, 2021

CIK 0001656081

Ladies and Gentlemen:

On behalf of Endava plc (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2022 (the “Comment Letter”) with respect to the Annual Report on Form 20-F (the “Annual Report”) filed with the Commission on September 28, 2021.

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Form 20-F for the fiscal year ended June 30, 2021

General

1.

We note that KPMG Audit SRL played a substantial role in the audits of your June 30, 2020 and 2019 audited consolidated financial statements, but was not registered with the Public Company Accounting Oversight Board (“PCAOB”). Given that Endava plc is an issuer, Section 102(a) of the Sarbanes-Oxley Act and PCAOB Rule 2100 require that any accounting firm playing a substantial role in the audit of an issuer be registered with the PCAOB. Please tell us how you intend to comply with such requirements for your June 30, 2021 Form 20-F that currently is materially deficient due to the non-compliant consolidated financial statements.

The Company acknowledges the Staff’s comment with respect to the audits of the Company’s consolidated financial statements for the fiscal years ended June 30, 2020 and 2019 and internal control over financial reporting (“ICFR”) as of June 30, 2020 (collectively, the “Audits”), and hereby respectfully advises the Staff that as a result of receipt of the Comment Letter, it learned that the

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Romania registration issues identified by its independent registered public accounting firm, KPMG LLP (“KPMG UK”), during the fiscal year 2021 audit (and which led to the restructuring of that audit), resulted in a technical compliance issue with KPMG UK’s September 28, 2021 audit report in relation to the financial statements for the fiscal years ended June 30, 2020 and 2019. Based on information received from KPMG UK, the Company is providing the following background information to the Staff relating to KPMG UK’s use of Romanian firms, including KPMG Audit SRL (“KPMG Audit”), in the conduct of the Audits.

KPMG Romania SRL (“KPMG Romania”) is the Public Company Accounting Oversight Board (“PCAOB”) registered Romanian firm in the KPMG International network. While KPMG Audit, a non-PCAOB registered firm, is distinct from KPMG Romania, the two entities are closely related. The two firms are run in a coordinated way as part of the integrated management of KPMG entities in Romania, including other entities that provide tax, advisory and other services (the “KPMG Romania Entities”). The KPMG Romania Entities, including KPMG Audit and KPMG Romania, have overlapping management functions, such as a shared chief financial officer and chief operating officer and an executive committee comprising the managing partner, head of audit, head of tax, head of advisory, risk management partner and, on a rotation basis, two other partners from the KPMG Romania Entities. The KPMG Romania Entities also share certain costs and revenue, and have an integrated system of quality control, including training and firm-wide monitoring systems and an annual compliance program that is designed to monitor, assess and document compliance with the system of quality control of the KPMG Romania Entities.

KPMG Romania registered with the PCAOB in 2006 and has historically performed work referred to it from KPMG firms outside of Romania, including audit engagements performed pursuant to PCAOB standards. KPMG Audit has historically performed statutory audits in Romania. Prior to the start of the Audits, KPMG Audit became the KPMG firm in Romania conducting audits, including engagements referred from KPMG-affiliated firms outside Romania, as well as audit engagements performed pursuant to PCAOB standards. This change occurred in part due to developments at the local audit regulatory body that came to require that audit work, including non-statutory audit work, be performed by licensed, local statutory audit firms, and KPMG Romania was not licensed as such. As a result, KPMG Romania’s activities shifted toward oversight of and coordination among the other KPMG Romania Entities.

Prior to the reorganization of the KPMG Romania Entities, KPMG Romania conducted audit engagements pursuant to PCAOB standards by using audit personnel and staff (the “KPMG Romania Personnel”) that were, and continue to be, competent professionals who have PCAOB audit engagement experience and are trained in International Financial Reporting Standards (“IFRS”). As part of the reorganization noted above, over time and prior to the start of the fiscal 2020 audit, the employment contracts of nearly all of the KPMG Romania Personnel, including those who worked on the Audits, were transferred to KPMG Audit.

Due to the confusion resulting from the overlapping ownership, management and operation of the KPMG Romanian Entities, KPMG UK misidentified KPMG Romania as the firm whose personnel had participated in the Audits in the Form AP filed with the PCAOB for the fiscal 2019 audit. Having realized that KPMG Audit, the entity engaged by KPMG UK to provide staff for the Audits, was distinct from the PCAOB-registered KPMG Romania entity, KPMG UK restructured the fiscal 2021

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audit such that KPMG Audit did not play a substantial role in the engagement. As discussed below, KPMG UK did not, however, have concerns about the quality or competency of the KPMG Romania Personnel and believed, and continues to believe, that it had obtained sufficient appropriate audit evidence to issue the September 28, 2021 audit report with respect to the fiscal years ended June 30, 2020 and 2019. KPMG Audit also is not playing a substantial role in the fiscal 2022 audit. KPMG UK has since taken steps to improve its processes concerning identification of firms participating in its audits, including those involving provisioned staff.

Although KPMG UK utilized audit personnel employed by KPMG Audit, neither the Company nor KPMG UK is aware of any concerns that KPMG UK did not obtain sufficient appropriate audit evidence to support its opinions in the Audits. Due to KPMG UK structuring the Audits as a one-team, one-file approach, the audit personnel, including those participating from KPMG Audit through an inter-firm agreement, performed audit procedures under the direction and supervision of senior KPMG UK personnel and documented those procedures in the KPMG UK audit file. KPMG Audit did not audit a specific component of the Company and did not issue a separate report or reporting package to KPMG UK in support of KPMG UK’s opinions. With this one-team, one-file structure, the entire body of work performed by the KPMG Audit personnel during the relevant Audits was subject to KPMG UK’s review and oversight, and the KPMG UK engagement team reviewed workpapers prepared by KPMG Audit personnel and reviewed by senior KPMG Audit personnel. Additionally, the work of the entire KPMG Audit and KPMG UK audit team was conducted with the use of KPMG UK’s methodology and standardized audit workpapers for audits pursuant to PCAOB standards, standard technology tools such as sampling techniques, a single approach to consultations when required such as those concerning technical and other matters with the KPMG UK’s Department of Professional Practice, and an independent UK engagement quality review partner.

In addition to the one-team, one-file approach to the Audits, the former KPMG Romania Personnel who participated in the Audits were the same competent professionals who were previously employed by KPMG Romania, a PCAOB-registered firm. Such personnel had completed a broad range of relevant training concerning PCAOB standards, ICFR, IFRS, accounting principles generally accepted in the United States of America (U.S. GAAP) and rules and regulations promulgated by the Commission (“SEC rules”). But for the transfer to KPMG Audit, such personnel would have been employed by a PCAOB-registered firm. The KPMG Audit personnel involved with the Audits included a Romanian partner, senior manager and a manager, who had extensive experience conducting audits under PCAOB standards, including for issuers in the information technology sector. The audit team for the Audits included the following former KPMG Romania Personnel:

•

A Romanian partner who as of the beginning of the fiscal 2019 audit had three years of experience working on the Endava PCAOB audit, as well as at least two other PCAOB audits, one over three years and one over six years, including both group audit and ICFR elements. The partner completed all KPMG training relevant for the audits, including KPMG’s baseline and update training courses in respect to PCAOB auditing standards and ICFR, as well as periodic update training on SEC rules in 2018 and 2019[1].

[1]	The timing of the training cycle is such that the 2019 update was the latest training which took place before the beginning of the Company’s fiscal 2020 audit.

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•

A senior manager who as of the beginning of the fiscal 2019 audit had three years of experience working on the Endava PCAOB audit, as well as three years of experience working on two other PCAOB audits with the Romanian partner. The senior manager completed all KPMG training relevant for the audits, including KPMG’s baseline and update training courses in respect of PCAOB auditing standards and ICFR, as well as periodic update training on SEC rules in 2018 and 2019.

•

A manager who joined the team for the fiscal 2020 audit, had prior Big 4 accounting firm experience where she had seven years of experience on PCAOB group audits and two years of ICFR experience. Upon joining KPMG, the manager completed the KPMG training relevant for the Audits, including KPMG’s baseline and update training courses in respect of PCAOB auditing standards and ICFR, as well as periodic update training on SEC rules in 2018 and 2019.

•

A manager who as of the beginning of the fiscal 2019 audit had three years of experience working on the Endava PCAOB audit under the direction and supervision of KPMG UK personnel. The manager completed all KPMG training relevant for the audit, including KPMG’s baseline and update training courses in respect of PCAOB auditing standards and ICFR, as well as periodic update training on SEC rules in 2018 and 2019.

Therefore, although KPMG Audit played a substantial role on the Audits, the former KPMG Romanian Personnel participating in the Audits by and large had been employees of a PCAOB-registered firm and continued to complete training in PCAOB standards and gain experience in PCAOB audit work, even after they were transferred to KPMG Audit. In respect of the Audits, the KPMG Audit personnel were under the close supervision of KPMG UK throughout the Audits, given the one-file structure described above. Further, KPMG UK believes it obtained sufficient appropriate audit evidence to issue its audit reports concerning the Company’s consolidated financial statements included in the Company’s Form 20-F for the fiscal year ended June 30, 2021 (the “2021 Form 20-F”). Additionally, neither the Company nor KPMG UK has identified a basis to believe that the Company’s financial statements do not present fairly, in all material respects, the Company’s financial position, results of operations, and cash flows in conformity with IFRS for these years, nor is either party aware of any concern being raised in this regard.

The Staff has a long history of providing relief from unnecessary burdens using its authority delegated from the Commission where consistent with the protection of shareholders. The Company believes it is very important to its shareholders that it be able to file its Form 20-F for the fiscal year ended June 30, 2022 (the “2022 Form 20-F”) on a timely basis and consistent with prior practice. The Company notes that the 2022 Form 20-F will include consolidated financial statements for the fiscal years ended June 30, 2021 and 2022, the audits of both of which have been fully PCAOB-compliant. KPMG UK’s audit of the Company’s fiscal 2022 consolidated financial statements is near completion, and the Company expects to file its 2022 Form 20-F on or about September 27, 2022. The Company respectfully submits that requiring the performance of additional audit work on its fiscal 2019 and 2020 consolidated financial statements to address the non-registered status of a participating audit firm would not enhance investor protection. In addition, KPMG UK has advised the Company that it would not be able to complete such additional work in advance of the statutory due date for the Company’s 2022 Form 20-F. Imposing such a requirement, which would significantly delay the 2022 Form 20-F filing, would in the Company’s belief have a material detrimental effect on the Company’s shareholders without any benefit to such shareholders. The Company further believes that, given the two full fiscal

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years to be included in the 2022 Form 20-F will be fully PCAOB-compliant, requiring the Company to obtain a new PCAOB-compliant audit opinion on stale financial statements would not enhance shareholder protection, while potentially causing harm to the current and new shareholders of the Company.

Further, outside of a restatement or a situation where there have been typographical or dating errors, the Company and KPMG UK are not aware of a prior situation where the Commission has required an issuer to obtain an updated audit report because there was a technical violation of PCAOB rules or standards. Specifically, in past Commission actions for unregistered firm reliance, the Commission has sanctioned the firms for using unregistered firms to conduct substantial portions of certain audits, but has not sanctioned or required any steps of the issuer or its shareholders. As noted above, the Company believes that a requirement to perform additional procedures in order to issue a PCAOB-compliant audit opinion on stale financial statements would be an unduly harsh approach in this situation and would cause disproportionate harm to the Company and its shareholders. Neither the Company nor KPMG UK has any reason to believe that the performance of additional procedures would result in any material adjustment to the previously issued financial statements. Therefore, the Company respectfully submits that the additional costs of the additional procedures would not be justified as being in the public interest or necessary for the protection of shareholders.

Accordingly, the Company proposes that in lieu of completing any additional procedures related to the non-compliance, it include the following disclosure in Item 16C. Principal Accountant Fees and Services of the 2022 Form 20-F:

On July 7, 2022, the Public Company Accounting Oversight Board (United States) (“PCAOB”) issued a disapproval order with respect to the registration application of KPMG Audit SRL (“KPMG Audit”), an accounting firm located in Romania. As reflected in the PCAOB’s disapproval order, KPMG LLP used personnel from KPMG Audit in connection with performing the audits of the Company’s consolidated financial statements as of and for the years ended June 30, 2020 and 2019, and internal control over financial reporting as of June 30, 2020. Given the level of participation by KPMG Audit personnel on these audits, KPMG Audit played a substantial role, as defined in PCAOB rules, which is not permitted unless an accounting firm is registered with the PCAOB. KPMG Audit did not play a substantial role in KPMG LLP’s audits of the Company’s consolidated financial statements as of and for the years ended June 30, 2022 and 2021 or internal control over financial reporting as of June 30, 2022 or 2021.

In addition, the Company will, as part of its annual engagement process of an independent registered public accounting firm, require that such firm confirm to the Audit Committee the PCAOB-registration status of the proposed affiliated firms to be utilized during the audit and whether such firms will take a substantial role in the audit.

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Please contact me at (202) 728-7096, Eric Jensen at (650) 843-5049 or John McKenna at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	John Cotterell, Endava plc

Mark Thurston, Endava plc

Rohit Bhoothalingam, Endava plc

Eric Jensen, Cooley LLP

John McKenna, Cooley LLP

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